Exhibit 99.1

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

press release	2017-08-25

NOTICE OF ANNUAL GENERAL MEETING IN OASMIA PHARMACEUTICAL AB

The shareholders of Oasmia Pharmaceutical AB are hereby given notice of the ANNUAL general meeting on 25 september 2017, at 10.00 a.m., at the offices of the company, Vallongatan 1, 752 28 Uppsala. The registration opens at 09.30 a.m.

NOTICE OF ATTENDANCE

Shareholders who wish to participate in the general meeting must be recorded in the share register kept by Euroclear Sweden AB on Tuesday 19 September 2017 and give notice of intent to participate to the company no later than on Thursday 21 September 2017, either by letter to Oasmia Pharmaceutical AB, Vallongatan 1, SE-752 28 Uppsala, Sweden, by facsimile: +46 18 51 08 73 or by e-mail: info@oasmia.com, and specify the number of assistants.

If shareholder’s attendance and right at the meeting will be exercised by proxy, we would be grateful if such is provided in connection with the notification of attendance. A proxy form is available to shareholders upon request and is available at the company and at the company’s website, www.oasmia.com. Anyone representing a legal entity is asked to provide a copy of certificate of registration or equivalent documentary authority which evidences authorised signatory.

To be entitled to attend the meeting, holders of nominee registered shares must instruct the nominee to have the shares registered in the shareholder’s own name, so that the shareholder is entered in the share register kept by Euroclear Sweden AB as of Tuesday 19 September 2017. Registration in this way may be temporary.

PROPOSED AGENDA

1.	Opening of the meeting and election of chairman of the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of one or two persons to verify the minutes in addition to the chairman

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

5.	Determination as to whether the meeting has been properly convened
6.	Presentation by the Chief Executive Officer
7.	Presentation of the Annual Report, the Audit Report and the Consolidated Accounts as well as the Audit Report for the Group
8.	Resolution on

a)	adoption of the Income Statement and the Balance Sheet as well as the Consolidated Income Statement and the Consolidated Balance Sheet
b)	dispositions in respect of the company’s results pursuant to the adopted Balance Sheet
c)	discharge from liability of the Directors and the Chief Executive Officer

9.	Resolution on number of Directors and the number of deputies
10.	Election of Board of Directors, Chairman of the Board of Directors and, when applicable, deputies
11.	Election of auditor
12.	Resolution on Board of Directors’ fees
13.	Resolution on the auditor’s fees
14.	Resolution on the nomination committee
15.	Resolution on adoption of guidelines for remuneration to senior executive management
16.	Resolution on alteration of the articles of association
17.	Resolution on issue authorization
18.	Closing of the meeting

PROPOSALS FOR DECISION

Election of chairman of the meeting (item 1)

The nomination committee proposes Mattias Anjou as Chairman of the Meeting.

Resolution on the dispositions in respect of the company’s results pursuant to the adopted Balance Sheet (item 8 b)

The Board proposes that no dividends shall be paid and that share premium reserve SEK 1,074,619,456, accumulated result SEK minus 639,377,516 and the result for the year SEK minus 160,072,959, in total SEK 275,168,981 will be carried forward.

Resolution on number of Directors and the number of deputies, election of Board of Directors, Chairman of the Board of Directors and, when applicable, deputies, resolution on Board of Directors’ fees (item 9, 10 and 12)

The nomination committee has not submitted proposals on the items mentioned above, in time for the proposals to be included in the notice. The nomination committee has however informed the Board that proposals will be made public well in advance of the annual general meeting.

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Election of auditor, resolution on auditors fees (item 11 and 13)

Item 11: The nomination committee proposes that the registered audit company Ernst & Young AB be appointed auditor.

Item 13: The nomination committee proposes that fees will be paid to the auditor on current account.

Resolution on the nomination committee (item 14)

The nomination committee proposes that the meeting resolve on the nomination committee essentially as follows.

A nomination committee shall be appointed for the period until a new nomination committee has been appointed to prepare and submit proposals for the shareholders at the annual general meeting in 2018 concerning:

•	chairman of the meeting,
•	number of Board of Directors,
•	election of Board of Directors and Chairman of the Board,
•	election of auditor,
•	auditor’s fees,
•	other questions that may be placed on the nomination committee according to the Swedish Code of Corporate Governance.

The nomination committee shall consist of three members, who shall be appointed as follows;

Before the end of the third quarter of the financial year the Chairman of the Board shall contact the two major shareholders of the company, which shall then appoint one member to the nomination committee. If any of the two major shareholders refrain from appointing a member, the Chairman of the Board shall invite the third largest shareholder to appoint a member. The analysis of the ownership shall be based on the list of registered shareholders, kept by Euroclear Sweden AB, as of 31 December, and on any other circumstances known to the Chairman of the Board.

In the event that a member resigns from the nomination committee before the nomination committee's assignment is completed, the shareholder who appointed the departing member shall elect a replacement.

Should any significant change in share ownership occur after the election committee has been established, the Chairman of the Board shall hold dialogue with the major shareholders regarding any potential change in the composition of the nomination committee.

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

The members of the Board shall not constitute a majority of the members of the nomination committee. The Chairman of the Board should be one of the members in the nomination committee. Unless the members of the nomination committee agree otherwise, the member representing the largest shareholder in the vote shall be elected the Chairman of the nomination committee. The Chairman of the Board, or any other member of the Board, may not be the Chairman of the nomination committee.

Information about the composition of the nomination committee shall be made available on the company's website well ahead of time, but no later than six months before the annual general meeting, giving details of how shareholders may come into contact with and submit proposals to the nomination committee.

No remuneration is paid to members of the nomination committee. However, the nomination committee is entitled to charge the company with reasonable costs for the execution of the assignment.

Resolution on guidelines for remuneration to senior executive management (item 15)

The Board of Directors proposes the following guidelines for remuneration to senior executives that are intended to apply as of the 2017 annual general meeting until the 2018 annual general meeting. By senior executives is meant the Chief Executive Officer and other members of the management team at Oasmia, as well as members of the Board to the extent they receive remuneration for other work than their Board assignment.

Pay and other benefits

Remuneration to senior executives shall consist of fixed salary, pension allocations and health insurance.

Period of notice and severance pay

In the event of termination on the part of the company, the period of notice for the Chief Executive Officer shall be no more than 12 months. In the event of termination on the part of the Chief Executive Officer, the period of notice shall be no more than three months. For other people in the company management, the period of notice shall normally be six months if termination is initiated by the company, and three months if termination is initiated by the employee. No special severance pay shall be paid.

Incentive program

A decision regarding any shares and share price-related incentive programs aimed at people in the company management shall be made by the general meeting.

Policy

The more detailed principles for salary payment to the Chief Executive Officer and other members of the company management shall be documented in a policy established by the Board.

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Deviation in individual cases

The Board shall be entitled to deviate from said guidelines if there are special reasons in an individual case. If such a deviation is made, information on this and the reason for the deviation shall be reported at the next annual general meeting.

Resolution on alteration of the articles of association (item 16)

The Board proposes that the meeting resolve to alter section 4 in the articles of association essentially as follows.

Current wording:

The share capital shall be not less than 8,500,000 SEK and not more than 20,000,000 SEK.

The number of shares shall be not less than 85,500,000 and not more than 200,000,000.

Proposed new wording:

The share capital shall be not less than 8,500,000 SEK and not more than 34,000,000 SEK.

The number of shares shall be not less than 85,000,000 and not more than 340,000,000.

Resolution on issue authorization (item 17)

The Board essentially proposes that the general meeting resolves to authorize the Board to, on one or several occasions during the period up to the next annual general meeting, resolve on an issue of shares, warrants and/or convertible instruments. The Board shall be authorized to adopt decisions on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights and/or an issue in kind or an issue by way of set-off or otherwise on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price based on the share price at the time of the issue (or in case of warrants or convertibles, with the share price as basis for a market valuation), decreased by any discount in line with market practise that the Board deems necessary. All other terms are decided by the Board, but shall be in line with market practise. A maximum of 62 million shares can be issued under the authorization (including the shares that may arise after the exercise or conversion of warrants and convertible bonds issued under the authorization).

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

DUTY TO PROVIDE INFORMATION

The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, at the annual general meeting provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that may affect the assessment of the company’s or subsidiaries economic situation and the company’s relationship to another group entity.

DOCUMENTS FOR THE MEETING

The Annual Report and Audit report and the complete proposals as stated above be available at the company’s website, www.oasmia.com, and will be available at Oasmia Pharmaceutical AB, Vallongatan 1, 752 28 Uppsala, as of three weeks before the general meeting and will be sent to those shareholders who so request and state their postal address.

SHARES AND VOTES

The company’s shares are issued in one series. Each share in the company entails one vote at the meeting. The number of shares and votes in the company totals 172,881,108 respectively. The company does not hold any own shares.

__________

Uppsala in August 2017
Oasmia Pharmaceutical AB (publ)

The Board of Directors

For more information:

Julian Aleksov, Chairman of the Board

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

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This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

”This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on August 25, 2017.”

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